14313 North May Avenue, Suite 100

Oklahoma City, Oklahoma 73134

September 11, 2014

VIA FACSIMILE AND EDGAR

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn:	H. Roger Schwall, Assistant Director

Mark Wojciechowski

Re:	Gulfport Energy Corporation

Form 10-K for the Fiscal Year ended December 31, 2013

Filed February 28, 2014 (the “Form 10-K”)

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed May 9, 2014 (the “Form 10-Q”)

File No. 0-19514

Dear Messrs. Schwall and Wojciechowski:

Set forth below are the responses of Gulfport Energy Corporation, a Delaware corporation (the “Company”), to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 13, 2014 with respect to Form 10-K for the fiscal year ended December 31, 2013 filed February 28, 2014 (the “Form 10-K”), and Form 10-Q for the quarterly period ended March 31, 2014 filed May 9, 2014 (the “Form 10-Q”).

For your convenience, we have set forth below each Staff comment followed by the Company’s response. Caption references and page numbers refer to the captions and pages contained in the Form 10-K and Form 10-Q, unless otherwise indicated.

Form 10-K for the Fiscal Year Ended December 31, 2013

Properties, page 42

Proved Undeveloped Reserves, page 45

1.	It appears that you converted only 6.1% of your beginning of year proved undeveloped reserves (PUDs) too developed during the year ended December 31,

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2013. In the prior year, you converted only 0.7% of PUDs to developed. Given your history of PUD conversion, please tell us the specific facts and circumstances that explain why you believe you will be able to convert all your PUDs to developed within five years of booking.

As part of your response, please also address whether the downward revision in your forecasted production and pace of development discussed in your first quarter 2014 earnings call on May 8, 2014 will have any impact on your PUD volumes.

Response: The Company’s reserve report dated as of December 31, 2012 included a total of 57 PUDs, eight of which were drilled in 2013 reflecting a conversion rate of 14%. The Company’s reserve report dated as of December 31, 2013 included a total of 53 PUDs. Nine of these 53 PUDs have been drilled to date in 2014, representing approximately 17% of the total. For 2014, the Company has increased its capital expenditure budget for exploration and production to $715.0 million to $767.0 million, an increase of 39% to 49% over total exploration and production capital expenditures of $513.5 million in 2013. Approximately 89% of the Company’s 2014 budgeted capital expenditures have been allocated to its Utica fields. Based on its current and anticipated capital expenditure budgets and related drilling programs, the Company believes it will be able to convert all of its PUDs to developed reserves within five years of booking.

The Company does not anticipate any impact on its PUD volumes based on the downward revision in its 2014 forecasted production discussed on the first quarter 2014 earnings call. The production revision merely shifted production from 2014 to 2015 and beyond based on the Company’s on-going operational analysis of this new play, with no negative impact expected to the estimated ultimate recoveries.

2.	We further note your disclosure that “All PUD drilling locations are scheduled to be drilled prior to the end of 2018”. Please revise this disclosure to state definitively whether all PUDs will be developed within five years of initial booking, or explain why they are still included in your proved reserve estimates if they are not planned to be developed within a five year timeframe.

Response: The Company confirms to the Staff that all PUD drilling locations referred to in the Form 10-K as scheduled to be drilled prior to the end of 2018 and will be developed within five years of initial booking. The Company will include more definitive disclosure in its subsequent filings to make this point clearer. Further, the 13 PUDs dropped from the Company’s December 31, 2013 reserve report as noted on page 45 of the Form 10-K were excluded because they had not been drilled within five years of initial booking.

3.

During the year ended December 31, 2013, costs incurred for the development of PUDs was $43.5 million, which resulted in the conversion of approximately 341 MBOE of PUDs. This yielded a development cost of approximately $128/BOE. Per the disclosure in your standardized measure of discounted future net cash flows on

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page F-46, estimated future development and abandonment costs are $272.5 million for the conversion of 13,534 MBOE, yielding a development cost of approximately $20/BOE. Please tell us the specific facts and circumstances that result in future costs to convert PUDs to developed being significantly less than historical costs per BOE.

Response: The Company advises the Staff that while the $43.5 million PUD development cost included the costs associated with its four Utica Shale PUDs, the Company inadvertently omitted the resulting 2,390 MBOE associated with these PUDs. As a result, the correct volume of PUDs converted to proved developed reserves was actually 2,731 MBOE rather than 341 MBOE. Based on the corrected volume, the development cost was approximately $15.93 per MBOE, a figure consistent with the estimated future development cost disclosed on page F-46.

Notes to Consolidated Financial Statements, page F-8

Note 4 - Property and Equipment, page F-12

4.	The disclosure regarding your investment in Diamondback on page F-14 states that “…the Company has the right, for so long as it beneficially owns more than 10% of Diamondback’s outstanding common stock, to designate one individual as a nominee to serve on Diamondback’s board of directors.” As of December 31, 2013, your ownership interest in Diamondback’s outstanding common stock was approximately 7.2%. Given this, please tell us if the individual designated by Gulfport is still serving on Diamondback’s board of directors, and what changes, if any, are expected regarding the treatment of your investment in Diamondback. Further, tell us the specific facts and circumstances that led you to conclude that you continue to exercise significant influence over the operating or financial decisions of Diamondback. See FASB ASC 323-10-15 for further guidance.

Response: As disclosed in the notes to the Company’s financial statements, the Company accounts for its interest in Diamondback as an equity method investment and has elected the fair value option of accounting for this investment. While the Company’s ownership interest in Diamondback is currently below the level that allows it to designate a director nominee, the director previously designated by the Company continues to serve on Diamondback’s board of directors and is a member of Diamondback’s audit, compensation and nominating committees. Such designee also serves as the Chairman of the Company’s Board of Directors. As a result, the Company continues to have influence through this board seat and the Company’s investment in Diamondback continues to be accounted for as an equity method investment.

ASC 323-10-15-6 lists the factors that should be present to indicate the ability to exercise significant influence over an investment (thereby qualifying the use of equity method accounting). One of these factors is representation on the board of directors. Further,

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ASC 323-10-15-7 states “[d]etermining the ability of an investor to exercise significant influence is not always clear and applying judgment is necessary to assess the status of each investment.” The Company believes it has applied appropriate measures in accordance with ASC 323-10-15 to evaluate the significant influence resulting from the Company’s board seat on Diamondback.

Note 17 - Contingencies, page F-33

5.	We note your disclosure indicating that due to the early stages of the Reed litigation, the outcome is uncertain and management cannot determine the amount of loss, if any, that may result, and that management has determined the possibility of loss is remote. During the quarter ended March 31, 2014 you engaged in settlement discussions with the plaintiff and concluded that an accrual of $18 million was necessary for this litigation. Please tell us the facts and circumstances that changed during the quarter ended March 31, 2014 that led you to change your view regarding the possibility of loss from remote to probable. As part of your response, include specific dates of meetings and discussions with the plaintiff.

Response: Prior to the March settlement discussions with the plaintiffs in the Reeds litigation, the Company was vigorously defending itself in the lawsuit and was not able to estimate the amount of loss, if any, that might result. Please note that this is a legacy lawsuit relating to contamination that occurred before the Company owned the properties, and the Company has had limited accurate historical data regarding the plaintiffs allegations. Accordingly, a settlement amount was not estimable at the time the Company filed the Form 10-K.

The specific dates of the meetings with the plaintiffs during the first quarter of 2014 are as follows:

•	January 22, 2014 – regulatory clean up terms discussed, no specific settlement amounts discussed

•	January 30, 2014 – regulatory clean up terms discussed, no specific settlement amounts discussed

•	March 31, 2014 – discussions regarding settlement amounts

•	April 1, 2014 – discussions regarding settlement amounts

Although there were very preliminary telephonic discussions in late February 2014 during which potential settlement amounts were initially probed, it was not until the late March and early April 2014 meetings that the Company had settlement discussions with the plaintiffs that involved specific potential settlement amounts and these discussions focused on the amount of $18.0 million.

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September 11, 2014

Note 19 - Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited), page F-43

Oil and Gas Reserves, page F-44

6.	We note you have not reported proved reserves and provided the supplemental information on oil and gas activities associated with your equity method investment in Grizzly. However, the discussion of the Grizzly Oil Sands projects on page 11 indicates that Grizzly has three projects in various stages of development, including regulatory approval. Please tell us the facts and circumstances that led you to conclude that you did not need to report proved reserves and provide the supplemental information associated with this investment in accordance with the guidance in FASB ASC 932-235-50.

Response: Grizzly Oil Sands ULC (“Grizzly”) is a Canadian unlimited liability company that has approximately 830,000 acres under lease in the Athabesca and Peace River oil sands region of Alberta, Canada. Grizzly is a foreign entity with all of its oil and gas assets in Canada and it does not prepare reserve reports in accordance with SEC guidelines. Since the only Grizzly reserve reports prepared by or on behalf of Grizzly do not comply with SEC guidelines, they may not be included in the Company’s filing with the SEC. Accordingly, the Company did not include information from such reports in the supplemental information within Note 19. Further, Grizzly’s production did not commence until 2014. With the commencement of production in 2014, the Company now intends to report proved reserves in accordance with SEC guidelines and the supplemental information associated with this investment in its year end 2014 financial statements.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-46

7.	We note at December 31, 2013, you reported standardized measure of discounted future net cash flows of $578 million, versus net capitalized costs of oil and gas properties of $1.7 billion on page F-43 and deferred tax liability related to oil and gas property basis difference of $72 million on page F-26. Please provide us supplementally the analysis reflecting your ceiling test policy as disclosed on page F-8 and supporting your conclusion that there was no ceiling test impairment of your oil and gas properties at December 31, 2013 as indicated on page F-12.

Response: The Company’s ceiling test calculation supporting the conclusion that no ceiling test impairment of the Company’s oil and gas properties at December 31, 2013 is provided supplementally in Appendix A attached to this letter.

United States Securities and Exchange Commission

September 11, 2014

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

8.	You stated in your Q1 earnings call that you “…currently estimate full-year 2014 production to be in the range of 37,000 to 42,000 BOEs per day. The decision to revise guidance is attributable to three key factors: Production techniques, our development strategy and potential Midstream delays….” Please tell us what consideration you gave to discussing these underlying “key factors” in your MD&A disclosure. Please refer to Item 303 of Regulation S-K and Interpretive Release No. 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (December 29, 2003), available at http://www.sec.gov/rules/interp/33-8350.htm.

Response: The Company notes the Staff’s comment and respectfully points out that the Company believes it has properly addressed significant trends that impact the Company’s financial and operational results in its filings with the SEC. Over the past one to two years, the Company has consistently disclosed that its primary focus has been on the acquisition of acreage in its core locations in the Utica Shale and the exploration and development of that acreage, and the Company has clearly articulated this focus in its public disclosures. More specifically, the Company’s reports filed under the Securities Exchange Act of 1934 have provided details on its acquisitions of acreage, its capital expenditures and expanding drilling programs for its acreage, and the status, progress and results of these drilling programs, including the substantial increases in the Company’s production and revenues attributable to these activities. For example, in the Form 10-Q, the Company disclosed that its production and oil and natural gas revenues increased 324% and 115%, respectively, during the first quarter 2014 as compared to the first quarter of 2013, and that such increases were largely the result of the development of its Utica Shale acreage. Where applicable, the Company has also highlighted factors that have negatively impacted its operations. For example, in the Form 10-Q, the Company also disclosed that the average daily net production from its Utica Shale acreage decreased approximately 9.8% during April 2014 as compared to its average daily production during the first quarter of 2014 and the reason for this decrease: that April 2014 production was negatively impacted due to certain wells being taken off-line for ongoing completion activities.

In addition, the Company has identified other potential risks that could impact its operations and results. For example, the Form 10-K includes a risk factor under the heading “Estimates of oil and natural gas reserves are uncertain and may vary substantially from actual production,” stating that “[w]ith respect to our Utica Shale acreage where we are focusing a significant portion of our exploration and development activity, historically there has been no or only limited infrastructure in this area and the commencement of production from our initial and subsequent wells on our Utica Shale

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acreage has been delayed due to challenges in obtaining rights-of-way and acquiring necessary state and federal permitting and the completion of facilities by our midstream service provider.” The Company also stated that if it is unable, for any sustained period, to implement acceptable delivery or transportation arrangements or encounter compression or other production related difficulties, it will be required to shut in or curtail production from the impacted field(s) and that any such shut in or curtailment, or an inability to obtain favorable terms for delivery of the oil and natural gas produced from our fields, would adversely affect the Company’s financial condition and results of operations. This risk factor is also incorporated by reference in the Company’s subsequent reports on Form 10-Q.

The Company respectfully points out to the Staff that while it has provided detailed disclosure regarding its Utica Shale focus and the related activities, results and risks, it has not historically provided production guidance in its filings with the SEC, but instead has included such information in its earnings releases that are furnished rather than filed with the SEC. As a result, the Company deemed it more appropriate to discuss the adjustment in its production guidance in its earnings release and related earnings call. The Company also believes that since its production has and is expected to continue to increase due to its further development of its Utica Shale acreage, this historical and continuing trend is accurately described in its filings with the SEC, together with appropriate risk factors identifying specific risks that may have a downward impact on this overall trend. As a result, the Company believes that further discussion in the MD&A was not required at the time of the filings you have identified. The Company will continue to monitor the trends that have an impact on its operational and financial results, including production, and will provide additional disclosure in its future filings with the SEC if it determines that certain factors will or are likely to have a material impact on these trends. The Company believes that this approach is consistent with the Interpretive Release No. 333-8350 referenced by the Staff, in which the SEC stated that it is “not seeking to sweep into MD&A all the information that a company communicates [(such as in earnings releases or publicly accessible analysts’ calls or companion website postings)]. Rather, companies should consider their communications and determine what information is material and is required in, or would promote understanding of, MD&A.” The Company believes that the discussion contained in the MD&A included as part of its Quarterly Report on Form 10-Q for the first quarter ended March 31, 2014 and its subsequent quarterly report contains such requisite material information.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (405) 242-4885 or Seth Molay of Akin Gump Strauss Hauer & Feld LLP at (214) 969-4780.

Sincerely,

/s/ Keri Crowell Keri Crowell

cc:	Seth R. Molay, P.C.

APPENDIX A

Gulfport Energy Corporation

Ceiling Test December 31, 2013

	Without Tax	With Tax			PV-10
Present Value of future net reserves	$696,910,506	$696,910,506		wcbb/niob/hack	264,481,800
ARO liability	15,082,625	15,082,625		perm	—
Unamortized Costs (Non-Producing Leasehold) -U.S.	950,590,418	950,590,418		utica	427,990,562

	1,662,583,549	1,662,583,549	(1)	bakken	4,325,861
				other	112,283
Less:
Tax basis of properties		2,443,876,489
Accumulated depletion		(940,049,265)
NOL carryforward		4,177,212			696,910,506

Total tax effects		1,508,004,436

Future taxable income		154,579,113
Tax payable at statutory rate		37.45	% effective tax rate

Total estimated tax on future net revenues	n/a	(57,889,878	)(2)

Cost Center Ceiling	1,662,583,549	1,604,693,671	(1)+(2)

NBV of Oil & Gas Properties - U.S. (12/31/13)	1,627,373,085	1,627,373,085

Less:
Deferred tax difference between book and tax - properties		(44,703,559)

Cushion (Writedown)	$35,210,464	$22,024,145